FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May 19, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-203157 and 333-203157-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

RBS notes credit ratings action by Fitch

19 May 2015

The Royal Bank of Scotland Group plc ("RBS") notes the decision by the credit rating agency Fitch to:

•	Downgrade the long term rating of The Royal Bank of Scotland Group plc and certain of its affiliates by two notches

•	Downgrade the short term rating of The Royal Bank of Scotland Group plc and certain of its affiliates by one notch

•	Improve its rating outlook of The Royal Bank of Scotland Group plc and certain of its affiliates to Stable from Negative

The rationale for downgrading these ratings is not RBS specific. Instead it relates to Fitch's review of sovereign support for banks globally. Fitch believes legislative, regulatory and policy initiatives have substantially reduced the likelihood of sovereign support for senior creditors of UK banks, in line with developments at the EU level. As a consequence, Fitch has revised RBS's "Support Rating" from '1' to '5'.

RBS welcomes Fitch's decision to improve its Viability Rating of the Royal Bank of Scotland Group plc and certain of its affiliates by one notch. This reflects Fitch's recognition of the significant progress RBS has made in improving its overall risk profile and capital position. This improvement offsets in part the negative impact of Fitch removing sovereign support, as noted above.

Entity	Long Term Notch Differential	Outlook / Watch	Short Term Notch Differential
The Royal Bank of Scotland Group plc	Minus two notches	Stable	Minus one notch
The Royal Bank of Scotland plc	Minus two notches	Stable	Minus one notch
National Westminster Bank plc	Minus two notches	Stable	Minus one notch
The Royal Bank of Scotland N.V.	Minus two notches	Stable	Minus one notch
RBS International Limited	Minus two notches	Stable	Minus one notch
RBS Securities Inc.	Minus one notch	Stable	Minus one notch
Ulster Bank Limited	Minus one notch	Stable	Minus one notch
Ulster Bank Ireland Limited	Minus one notch	Stable	—

For further information, please contact:

RBS Investor Relations

Matthew Richardson

Head of Debt Investor Relations

+44 (0) 20 7678 1800

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	May 19, 2015	By:	/s/ Alan Ewing Mills
			Name:	Alan Ewing Mills
			Title:	Assistant Secretary